Exhibit 99.9

Investor Relations Monish Bahl CDC Software 678-259-8510 mbahl@cdcsoftware.com	Media Relations Lorretta Gasper CDC Software 678-259-8631 lgasper@cdcsoftware.com

CDC Software Expects to Exceed Wall Street Consensus Earnings per Share Estimates for Third Quarter 2010

SHANGHAI, ATLANTA, Nov. 03, 2010 — CDC Software Corporation (NASDAQ: CDCS), a global provider of hybrid enterprise software applications and services, today announced that, based on preliminary financial projections and estimates, the company expects third quarter 2010 Non-GAAP earnings per share(a) to be in the range of (U.S.) $0.23-$0.24 per share, and Non-GAAP revenue(a) is projected to be in the range of $53-$54 million. Third quarter 2009 Non-GAAP earnings per share was $0.33 and Non-GAAP revenue was $48.6 million.

CDC Software expects third quarter 2010 Adjusted EBITDA(a) to be in the range of $9.5-$10.0 million. First Call consensus estimates as of Oct. 29, 2010 for CDC Software’s third quarter 2010 are Non-GAAP earnings per share of $0.22 per share and Non-GAAP revenue of $53.9 million.

“Overall, we are delighted that we expect to exceed consensus estimates despite the company’s transition to its hybrid software model, which required increased upfront costs for sales, marketing and R&D,” said Bruce Cameron, president of CDC Software. “As we previously reported, we expect application sales to increase approximately 49 percent despite the fact that the third quarter is typically negatively impacted by the seasonality of our sales/business cycle, including European holidays. In addition, we are projecting a solid third quarter in software-as-a-service (SaaS) sales, increased license and new logo license sales and an especially strong sales quarter for our European region compared to the third quarter of 2009. Notably, we are expecting to achieve our highest cross-selling performance in two years, while our fourth quarter sales pipeline has continued to increase and has shown steady growth over the last four quarters.”

As previously disclosed, CDC Software will hold its third quarter 2010 earnings call on Nov. 11, 2010 at 8:30 AM EST with its earnings release preceding the call. CDC Software also will be presenting on Nov. 9, 2010 at the Wells Fargo Securities 2010 Technology, Media & Telecom Conference and Nov. 10 at the Piper Jaffray Technology, Media & Telecommunications Conference. Both conferences are held in New York City.

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a hybrid enterprise software provider of on-premise and cloud deployments. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based software-as-a-service (SaaS) or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise resource planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), global trade management, e-Commerce, human capital management, customer relationship management (CRM), complaint management and aged care solutions.

CDC Software’s recent acquisitions are part of its “acquire, integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to 10,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

(a) Adjusted Financial Measures

This press release includes information on Non-GAAP earnings per share, Non-GAAP revenue and Adjusted EBITDA, which are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) (collectively, the “Non-GAAP Financial Measures”). We believe that these Non-GAAP Financial Measures are helpful in understanding our past financial performance and our future results. Non-GAAP Financial Measures are not alternatives for measures such as revenue, earnings per share and others prepared under

GAAP. These Non-GAAP Financial Measures may also be different from Non-GAAP measures used by other companies. Non-GAAP Financial Measures should not be used as a substitute for, or considered superior to, measures of financial performance prepared in accordance with GAAP.

Investors should be aware that these Non-GAAP Financial Measures have inherent limitations, including their variance from certain of the financial measurement principals underlying GAAP, should not be considered as a replacement for GAAP performance measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These supplemental Non-GAAP Financial Measures should not be construed as an inference that the Company’s future results will be unaffected by similar adjustments determined in accordance with GAAP. Please see reconciliations of Non-GAAP Financial Measures to GAAP which we provide in our earnings press releases.

Special Note Regarding CDC Software Financial Estimates and Information

The financial estimates and information contained herein apply only to CDC Software Corporation, a subsidiary of CDC Corporation. These estimates and amounts do not apply to, and are not indicative of, the expected consolidated financial performance of CDC Corporation, or the expected financial performance of CDC Games Corporation, China.com, Inc. or any of their respective subsidiaries. Investors are cautioned not to place reliance on the financial estimates and amounts set forth herein for purposes of any investment decision with respect to the shares of CDC Corporation, and should read the foregoing in conjunction with the reports and other materials filed with the United States Securities and Exchange Commission by CDC Corporation and CDC Software Corporation, from time to time.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our beliefs and expectations regarding Q3 2010 Non-GAAP earnings per share, Non-GAAP revenue and Adjusted EBITDA, our expectations regarding Q3 2010 application sales as well as reasons for any potential increases therein, our beliefs and expectations regarding SaaS revenue, new logo and license sales, and cross-selling as well as sales pipeline increases, including growth in the European region and the expected performance of that region, our beliefs regarding future growth and the reasons therefor, as well as any trends we may see, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the effects of restructurings and rationalization of operations; (d) the ability to address technological changes and developments including the development and enhancement of products; (e) the entry of new competitors and their technological advances; (f) the need to develop, integrate and deploy enterprise software applications to meet customer’s requirements; (g) the possibility of development or deployment difficulties or delays; (h) the dependence on customer satisfaction with the company’s software products and services; (i) continued commitment to the deployment of the enterprise software solutions; (j) risks involved in developing software solutions and integrating them with third-party software and services; (k) the continued ability of the company’s enterprise software solutions to address client-specific requirements; (l) demand for and market acceptance of new and existing enterprise software and services, the positioning of the company’s and its partners’ solutions, as well as the success of any of our strategies; (m) the ability of staff to operate the enterprise software and extract and utilize information from the company’s enterprise software solutions; (n) the continued cooperation of our strategic and business partners; (o) risks relating to economic conditions and other matters beyond our control; (p) the ability to complete and integrate any acquisitions we may undertake; (q) the risk that the preliminary financial results provided herein could differ from our actual results. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, including our Annual Report on form 20-F for the year ended December 31, 2009, filed with the SEC on June 1, 2010, and those of our ultimate parent company, CDC Corporation, located at www.sec.gov. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. All estimates contained herein regarding Q3 2010 performance and other periods, are based upon preliminary financial projections, beliefs and estimates. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.